EXHIBIT 21
Subsidiaries of TriMedia Entertainment Group, Inc.

Subsidiary Name	State of Organization

Ruffnation Music, Inc.	Pennsylvania

Metropolitan Recording Inc.	Pennsylvania

Ruffnation Films LLC	Pennsylvania

Snipes Productions, LLC	Pennsylvania

TM Film Distribution, Inc.	Delaware

TriMedia Film Group, Inc.	Delaware

TME Entertainment Film-und Musik-Productions	Austria
and-Verwertungs-Gessellschaft m.b.H.

FourPoint Play Productions, LLC	Pennsylvania

Ruffnation Films Releasing, LLC	Pennsylvania